FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March, 2008

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________












                                                              SIGNATURES


  Pursuant to the requirements of the Securities  Exchange Act of 1934, the
registrant has duly caused this report to be signed on   its behalf by the
 undersigned thereunto duly authorized.



                                                     TDK Corporation
                                                     (Registrant)

     March 27, 2008
                                         BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group



Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

  ANNOUNCEMENT OF TRANSFER OF POWER SUPPLY BUSINESS TO DENSEI-LAMBDA K.K. UPON EXPECTED COMPLETION OF TRANSACTIONS TO MAKE IT A WHOLLY-OWNED SUBSIDIARY AND
                           CHANGE OF ITS COMPANY NAME

TOKYO JAPAN, March 26, 2008 ----- In light of the prospect for the completion of a series of transactions by TDK Corporation (hereinafter the "Company") to acquire all of the issued and outstanding shares in DENSEI-LAMBDA K.K. around the end of this March (except for those held indirectly by the Company), at a meeting of the Board of Directors held today, the Company resolved a policy of transferring the Company's power supply business to DENSEI-LAMBDA K.K., the Company's consolidated subsidiary mainly engaged in the power supply business (hereinafter the "Transfer") with a target date of approximately October 1, 2008. The Company and DENSEI-LAMBDA K.K. will jointly deliberate on the method and other details of the Transfer and proceed with the preparations therefor. The Company also announces that it has decided to change the company name of DENSEI-LAMBDA K.K. to "TDK-Lambda Corporation" as of the date of completion of the Transfer.
For your information, as of September 30, 2007, Lambda Holdings Inc., a US corporation which is a subsidiary of the Company, and Lambda Far East Ltd., a UK corporation which is a subsidiary of Lambda Holdings Inc., held a total of 12,691,200 shares in DENSEI-LAMBDA K.K., representing 58.15% of the total issued and outstanding shares of its stock. As the Company announced in the press releases entitled "Announcement of Commencement of Tender Offer for DENSEI-LAMBDA K.K." dated September 26, 2007 and "Announcement of Results of Tender Offer for DENSEI-LAMBDA K.K." dated November 9, 2007, the acquisition by the Company of the issued and outstanding shares in DENSEI-LAMBDA K.K. (except for those held indirectly by the Company) by means of tender offer and a series of subsequent procedures to make DENSEI-LAMBDA K.K. a wholly-owned subsidiary of the Company are expected to be completed around the end of this March. Upon completion of these procedures, DENSEI-LAMBDA K.K. will become a wholly-owned subsidiary of the Company, all of whose voting rights will be directly or indirectly held by the Company.

(1)   Purpose of Transfer

The purpose of the Transfer is to integrate the technologies and sales capabilities of DENSEI-LAMBDA K.K. as a leading company of switching power supplies in industrial market and the power devices that consist of the Company's materials and material technologies.

On this occasion, the Company has determined that the transfer of its power supply business to and integration thereof into DENSEI-LAMBDA K.K. will serve to establish a system that will allow us to meet, as a specialized company, the various demands of the market that will expand and change in the future and thus contribute to the expansion of our power supply business.

(2)   Method of, and Time Schedule for Transfer, Etc.

 (i) Method of Transfer, Etc.
 The specific scope and particulars of the Company's power supply business that is subject to the Transfer, the method of and concrete procedures for the Transfer, etc. are currently under consideration. The Company will announce those details as soon as they are determined.

 (ii)Time Schedule for the Transfer
 The time schedule for the Transfer is currently under consideration. The Company will announce the schedule as soon as it is determined. At present, the following schedule has been proposed:

 July 2008           Resolution of the board of directors of the
 (proposal):         Company to approve the transactions for the
                     purpose of the Transfer.
                     Conclusion of an agreement with DENSEI-LAMBDA
                     K.K. concerning the Transfer.
 October 2008        Completion of the Transfer and change of the
 (proposal):         company name of DENSEI-LAMBDA K.K.

(3)     Outline of the Companies Involved in the Transfer


                                                      As of September 30, 2007

 1) Company Name  TDK Corporation              DENSEI-LAMBDA K.K.


 2) Business      Manufacture and sale of      Design, manufacturing,
                  electronic parts             sales and
                                               maintenance-service of
                                               switching power supplies
                                               and peripherals,
                                               uninterruptible power
                                               supplies and engine
                                               generators


 3) Date of       December 7, 1935             June 6, 1978
    Establishment

 4) Corporate     Nihonbashi, Chuo-ku, Tokyo   Higashi Gotanda,
    Headquarters                               Shinagawa-ku, Tokyo

 5) Name of       Takehiro Kamigama,           Takeo Suzuki,
    Representative
                  President and Chief          Representative Director,
                  Operating Officer            President

 6) Capital       32,641 million yen           2,952 million yen

 7) Number of     129,590,659 shares           21,832,310 shares
    Outstanding
    Shares

 8) Net Assets    743,918 million yen          18,403 million yen
                  (consolidated)               (consolidated)

 9) Total Assets  987,700 million yen          43,063 million yen
                  (consolidated)               (consolidated)

10)Fiscal Term   March 31                     March 31

11)Large         Japan Trustee Services Bank, Lambda Holdings Inc.
    Shareholders  Ltd. (trust account)         48.60%
    and their     10.74%
    Holdings Ratio
                  The Master Trust Bank of     TDK Corporation
                  Japan,  Ltd. (trust account) 37.05%
                  10.52%
                  Matsushita Electric          Lambda Far East Limited
                  Industrial Co., Ltd.         9.37%
                  4.82%
                  Japan Trustee Services Bank, DENSEI-LAMBDA K.K.
                  Ltd. (trust account 4)       1.44%
                  1.87%
                  Deutsche Securities Inc.     Nomura Securities Co.,Ltd.
                  1.83%                        0.52%
                  CALYON DMA OTC               Mitsubishi UFJ Securities
                  1.70%                        Co., Ltd.
                  Nippon Life Insurance        0.29%
                  Company                      Nikko Citigroup Limited
                  1.65%                        0.27%


(Note) The Large Shareholders and their Holdings Ratio of DENSEI-LAMBDA K.K. in the table above are the large shareholders and their holdings ratios as of February 28, 2008. DENSEI-LAMBDA K.K. has no voting rights associated with a total of 316,172 shares of its treasury stock (representing 1.44% of the total issued shares) held by DENSEI-LAMBDA K.K. as of the same date.

(4)     Change of Company Name of DENSEI-LAMBDA K.K.
 New Company Name: TDK-Lambda Kabushiki Kaisha
                   (English Name: TDK-Lambda Corporation)
 Proposed Date of Change: October 1, 2008